FEDERAL INSURANCE COMPANY
Endorsement No.:	7
Bond Number:	81999486
NAME OF ASSURED: ALLIANZ INVESTMENT MANAGEMENT, LLC

EXTENDED BOND PERIOD ENDORSEMENT

It is agreed that this Bond is amended by deleting ITEM 1. of the DECLARATIONS and substituting the following:

ITEM 1.	BOND PERIOD: from 12:01 a.m. on November 8, 2011

                                                   to 12:01 a.m. on December 15, 2012

This Endorsement applies to loss discovered after 12:01 a.m. on November 8, 2012.

ALL OTHER TERMS AND CONDITIONS OF THIS BOND REMAIN UNCHANGED.

Date: September 26, 2012

By
Authorized Representative

ICAP Bond

Form 17-02-5032 (Ed. 11-02)